





QUITCLAIM DEED
FOR MINING CLAIMS/SITES IN UTAH

ATP Holdings Inc., with a business address at 2764 Lakeshore Drive, Suite 111, Las Vegas, Nevada, 89117

for consideration paid, assigns, conveys, and quitclaims to:

Q Lotus Inc., a Nevada Corporation, with a business address at 500 N Dearborn, Unit 605, Chicago, IL, 60654

The following mining claims/sites in Grand County, Utah:

Claim/Site Name	BLM Serial Number
Harley Dome #10	UMC 331 938
Harley Dome #11	UMC 331 939

WITNESS this 27th day of April, 2010.

John F. Walter

John F. Walter

Acknowledgement for Persons

State of Colorado)
Mesa County)

The foregoing instrument was acknowledged before me this 27th day of April, 2010.

By John F. Walter

My commission expires:

(seal)

NOTARY PUBLIC AL P. FORMICOLA STATE OF COLORADO

My Commission Expires 07/28/2012

Al P

Notary Public

Acknowledgement for Corporation

State of Colorado)
Mesa County)

The foregoing instrument was acknowledged before me this 27th day of April , 2010.

By John F. Walter, President of ATP HOLDINGS, INC., a Nevada corporation, on behalf of said corporation.

My commission expires:

(seal)

NOTARY PUBLIC AL P. FORMICOLA STATE OF COLORADO

My Commission Expires 07/28/2012

Al P

Notary Public







YOUR
GEOLOGIST

DELL R. FOUTZ (Ph.D.)

221 Mesa Avenue
Grand Junction, Colorado 81501
(970) 243-7098

February 8, 2010

To whom it may concern:

I submitted a report on properties of RWH Minerals, Inc. on September 8, 1993. The property remains as it was on the date of the report. Although there have been some additional testing on the site, nothing has been mined.

Based on the testing and the assays done in 1995 and 1996 and testing done in 2004 by metallurgist, Greg Iseman of Henderson Nevada, the current value of one of the mines is in excess of 53 Billion Dollars. This is the in place value calculated using the current value of the noble metals in the carbonaceous ore. The value is calculated using the following parameters.

Acres	Sq. Ft./Ac	Depth	Lbs/cu. ft.	Tons	Net Value/Ton	Total Value
80	43,560	23	100	4,007,520	13,225	$53 Billion

Respectfully,

Dell R. Foutz

Dell R. Foutz, Geologist

Mesa County, Colorado

On February 9, 2010, before me, a Notary Public, personally came Dell R. Foutz, to me known to be the person described in and who executed the foregoing instrument and acknowledged that he had executed the same.

Leandra Ludlam

Notary Public

My Commission Expires: 4-13-13

LEANDRA LUDLAM NOTARY PUBLIC STATE OF COLORADO My Commission Expires 4-13-13



YOUR GEOLOGIST

DELL R. FOUTZ (Ph.D.)

221 Mesa Avenue
Grand Junction, Colorado 81501
(970) 243-7088

John F. Walter
RWH MINERALS. INC.
9916 52.5 Road
Molina, Colorado 81646
September 27, 2006

Dear Sir:

As per your request, this letter serves as the valuation of Harley Dome # 10 Mining Claim. My original report included your entire property and had a value at that time of approximately $5.3 Trillion dollars. Harley Dome # 10 is very near the center of the entire property and has the deepest deposit of ore. Assays taken from this claim have proven to be above average, however I will use the averages from the certified assays used previously. These were the reports submitted.

Bremer Technology Assay #20957 is for Hole #1
Bremer Technology Assay #20958 is for Hole #2
Bremer Technology Assay #20959 is for Hole #3

Metallurgical Research Lab Assay #2289 is for Hole #1
Metallurgical Research Lab Assay #2290 is for Hole #2
Metallurgical Research Lab Assay #2291 is for Hole #3

Iseman Consulting Metallurgist Surface Sample

The insitu value of the deposit may be obtained by:

1) Taking the combined results from the three assay companies
2) Calculating the gross value per ton of ore
3) Estimating the area containing the ore
4) Use the depth of ore obtained from drilling the three holes and the density of the ore
5) Computing the total value.

Based on the figures received from the assay companies and RWH Minerals, Inc. concerning the total acreage in Harley Dome #10, and the current value of the noble metals found in the ore as of September 27, 2006, I submit the following valuation:

1) Value from combined Assays	$13,225/Ton
2) Estimate of area containing ore—	80 Acres
3) Depth of ore	(average——— 23 feet)
4) Density of ore	100 lbs/cu.ft.
5) Total amount of ore	4,007,520 Tons
6) Total Value of ore in Harley Dome #10	**$53,000,000,000**

Attached is the breakdown of the assays which shows the current prices of the metals and the average amounts obtained per ton of ore.

Sincerely,

Dell R. Foutz

Dell R. Foutz, Geologist
Ph. 970-243-7088

State of Colorado)
)ss.
County of Mesa)

The foregoing instrument was acknowledged before me this 27th day of September, 2006 by Dell R. Foutz.

Witness my hand and notary seal. My Commission expires _10/01/2008_.

Lenna S. Crim
Notary Public





YOUR
GEOLOGIST

DELL R. POUTZ (Ph.D.)

221 Mesa Avenue
Grand Junction, Colorado 81501
(970) 243-7088

John F. Walter
RWH MINERALS. INC.
9916 52.5 Road
Molina, Colorado 81646
September 27, 2006

Dear Sir:

As per your request, this letter serves as the valuation of Harley Dome # 11 Mining Claim. My original report included your entire property and had a value at that time of approximately $5.3 Trillion dollars. Harley Dome # 11 is very near the center of the entire property and has the deepest deposit of ore. Assays taken from this claim have proven to be above average, however I will use the averages from the certified assays used previously. These were the reports submitted.

Bremer Technology Assay #20957 is for Hole #1
Bremer Technology Assay #20958 is for Hole #2
Bremer Technology Assay #20959 is for Hole #3

Metallurgical Research Lab Assay #2289 is for Hole #1
Metallurgical Research Lab Assay #2290 is for Hole #2
Metallurgical Research Lab Assay #2291 is for Hole #3

Iseman Consulting Metallurgist Surface Sample

The insitu value of the deposit may be obtained by:

1) Taking the combined results from the three assay companies
2) Calculating the gross value per ton of ore
3) Estimating the area containing the ore
4) Use the depth of ore obtained from drilling the three holes and the density of the ore
5) Computing the total value.

Based on the figures received from the assay companies and RWH Minerals, Inc. concerning the total acreage in Harley Dome #11, and the current value of the noble metals found in the ore as of September 27, 2006, I submit the following valuation:

1) Value from combined Assays	$13,225/Ton
2) Estimate of area containing ore—	80 Acres
3) Depth of ore	(average—— 23 feet)
4) Density of ore	100 lbs/cu.ft.
5) Total amount of ore	4,007,520 Tons
6) Total Value of ore in Harley Dome #11	**$53,000,000,000**

Attached is the breakdown of the assays which shows the current prices of the metals and the average amounts obtained per ton of ore.

Sincerely,

Dell R. Foutz

Dell R. Foutz, Geologist
Ph. 970-243-7088

State of Colorado)
)ss.
County of Mesa)

The foregoing instrument was acknowledged before me this 27th day of September, 2006 by Dell R. Foutz.

Witness my hand and notary seal. My Commission expires 10/01/2008.

Lenna S Crim

Notary Public

NOTARY PUBLIC
LENNA S. CRIM
STATE OF COLORADO



YOUR GEOLOGIST

DELL R. FOUTZ (Ph.D.)

221 Mesa Avenue
Grand Junction, Colorado 81501

RESUME: DR. DELL R. FOUTZ, PH.D.

EDUCATION:

A.S.   1952 Weber State College.
B.S.   1955 B.Y.U.
M.S.   1960 B.Y.U. Stratigraphic Geology
Ph. D. 1965 Washington State University. Geology; Minor: Soils

WORK EXPERIENCE:

1951 – 1954   Utah State Engineer's Office; water adjudication
1956 (summer) U.S. Steel, coal exploration, in Colorado
1956 – 1959   U.S. Air Force; pilot, radar and intelligence
1962 (summer) Shell Oil, field geology, in Wyoming and Utah
1964 – 1972   EXXON; exploration and production geology, in Texas
1972 – 1995   Mesa State College; Professor of Geology and weather
1978   (summer) USBurRec Grand Junction, dam sites, canal lining
1979   – 1081 Paraho (oil shale), geologist and technical writer
1993 – 1994   Chairman of geology Department, Mesa State College

Consulting in placer and hard-rock gold in Utah & Colorado
Gravel deposits in Colorado, Oil, gas, and uranium in
Colorado, Utah, and Wyoming; homesites in Mesa Co.

MEMBERSHIPS:

Grand Junction Geological Society, Sigma Gamma Epsilon
Formerly a member of AAPG, AIPG, AIME/SME, SEPM, Sigma Xi, Gulf
Coast geological Society, Permian Basin geological Society.
Served two terms as President of GJGS, and was secretary of the local
chapter of AIME about seven years from about 1979 – 1986

PUBLICATIONS: Where is the Gold on the Colorado River (1982, second
Printing, 1986)
Geology of Colorado, Illustrated (1994); a college text

This abbreviated resume is prepared in March, 1995 to support my participation in a small sample drilling project near the Utah-Colorado state line near Grand Junction, CO.

Respectfully submitted,

Dell R. Foutz, Geologist,
(970) 243-7088

STATE OF COLORADO)
)ss.
COUNTY OF MESA)

The foregoing instruments were acknowledged before me this 12th day of October, 2006 by Dell R. Foutz, personally known to me.

My Commission Expires 08/25/2010

Witness my hand and notary seal. My Commission expires 08/25/2010.

NOTARY PUBLIC LYNN HALLAM STATE OF COLORADO

Notary Public